UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Bogota, July 24, 2019

In June 2019

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.5 MILLION

PASSENGERS

In June 2019, Avianca Holdings and its subsidiaries carried 2,525,238 passengers, a 4.9%

increase compared to the same period of 2018.

In June 2019, Avianca Holdings’ subsidiaries (NYSE: AVH) (BVC: PFAVH) transported 2,525,238 passengers, a 4.9% increase compared to June 2018. Likewise, capacity, measured in ASKs (available seat kilometers), increased 4.9%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 3.5%, as compared to the same period in 2018. The load factor for the month was 82.1%, a decrease of 110 bps, compared to the same period of 2018.

Domestic Markets in Colombia, Peru and Ecuador

In June 2019, the Avianca Holdings’ subsdiaries transported, within each of these markets, a total of 1,456,143 travelers, up 5.9% when compared to the same period of 2018. Capacity (ASKs) increased 6.6% while passenger traffic (RPKs) increased 1.3%, as compared to the same period of 2018. The load factor for the month was 80.9%, a decrease of 425 bps, when compared to the same period of 2018.

International Markets

In June 2019, the affiliated airlines of Avianca Holdings transported 1,069,095 passengers on international routes, up 3.6% when compared to the same period of 2018. Capacity (ASKs) increased 4.5%, while passenger traffic (RPKs) increased 3.9% as compared to the same period of 2018. The load factor for the month was 82.4%, a decrease of 44 bps, when compared to June 2018.

Operational Statistics	June-19	June-18	ΔYoY	YTD 2019	YTD 2018	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,525	2,408	4.9%	15,285	14,772	3.5%
ASK (mm)[2]	4,437	4,232	4.9%	27,373	25,687	6.6%
RPK (mm)[3]	3,643	3,521	3.5%	22,434	21,303	5.3%
Load Factor[4]	82.1%	83.2%	-1.1pp	82.0%	82.9%	-1pp
Domestic Market
PAX (K)[1]	1,456	1,376	5.9%	8,597	8,411	2.2%
ASK (mm)[2]	773	725	6.6%	4,721	4,551	3.7%
RPK (mm)[3]	625	618	1.3%	3,803	3,788	0.4%
Load Factor[4]	80.9%	85.2%	-4.3pp	80.5%	83.2%	-2.7pp
International Market
PAX (K)[1]	1,069	1,032	3.6%	6,688	6,361	5.1%
ASK (mm)[2]	3,664	3,507	4.5%	22,652	21,136	7.2%
RPK (mm)[3]	3,018	2,903	3.9%	18,631	17,515	6.4%
Load Factor[4]	82.4%	82.8%	-0.4pp	82.2%	82.9%	-0.6pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or the “Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca HoldingsS,A,

Avianca Holdings S,A, (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S,A, Avianca (Avianca), Tampa Cargo S,A,S, , incorporated in Colombia, Aerolineas Galapagos S,A, - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S,A,, incorporated in El Salvador, Lineas Aereas Costarricenses S,A,, LACSA, incorporated in Costa Rica, Trans Américan Airlines S,A,, incorporated in Perú, Servicios Aéreos Nacionales S,A,, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S,A,, incorporated in Nicaragua, Isleña de Inversiones S,A, de C,V,, ISLEÑA, incorporated in Honduras and Aviateca S,A,, incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext, 2474, 1349

ir@avianca,com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2019

AVIANCA HOLDINGS S.A.

By: /s/ Richard Galindo

Name: Richard Galindo

Title:   Vice President Senior General Counsel